UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 Amendment No.1*

                    Under the Securities Exchange Act of 1934


                              CARNEGIE GROUP, INC.
                                (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)



                                   143497 10 5
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 Pages.

CUSIP NO. 143497 10 5                13G
          -----------
--------------------------------------------------------------------------------
1.       Name of Reporting Person                    Automatic Data
                                                     Processing, Inc.

--------------------------------------------------------------------------------
2.       Check the Appropriate Box                   (A) [ ]
         if a Member of a Group
                                                     (B) [ ]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of                     Delaware
         Organization

--------------------------------------------------------------------------------
Number of Shares           (5) Sole Voting Power     0
Beneficially
Owned by Each              -----------------------------------------------------
Reporting Person           (6) Shared Voting
with                           Power                 0

                           -----------------------------------------------------
                           (7) Sole Dispositive Power

                                                     0
                           -----------------------------------------------------
                           (8) Shared Dispositive
                               Power                 0

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially
         Owned by Each Reporting Person              0

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount
         in Row (9) Excludes Certain
         Shares                                      [ ]

--------------------------------------------------------------------------------
11.      Percent of Class Represented
         By Amount in Row 9                          0%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                    CO

--------------------------------------------------------------------------------

                               Page 2 of 8 Pages.

CUSIP NO. 143497 10 5                13G
          -----------
--------------------------------------------------------------------------------
1.       Name of Reporting Person                    Generale de Service
                                                     Informatique (USA)
                                                     Incorporated

--------------------------------------------------------------------------------
2.       Check the Appropriate Box                   (A) [ ]
         if a Member of a Group
                                                     (B) [ ]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of                     Delaware
         Organization

--------------------------------------------------------------------------------
Number of Shares           (5) Sole Voting Power     0
Beneficially
Owned by Each              -----------------------------------------------------
Reporting Person           (6) Shared Voting
with                           Power                 0

                           -----------------------------------------------------
                           (7) Sole Dispositive Power

                                                     0
                           -----------------------------------------------------
                           (8) Shared Dispositive
                               Power                 0

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially
         Owned by Each Reporting Person              0

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount
         in Row (9) Excludes Certain
         Shares                                      [ ]

--------------------------------------------------------------------------------
11.      Percent of Class Represented
         By Amount in Row 9                          0%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                    CO

--------------------------------------------------------------------------------

                               Page 3 of 8 Pages.

CUSIP NO. 143497 10 5                13G
          -----------
--------------------------------------------------------------------------------
1.       Name of Reporting Person                    Transcomm Data Systems,
                                                     Inc.

--------------------------------------------------------------------------------
2.       Check the Appropriate Box                   (A) [ ]
         if a Member of a Group
                                                     (B) [ ]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of                     Pennsylvania
         Organization

--------------------------------------------------------------------------------
Number of Shares           (5) Sole Voting Power     0
Beneficially
Owned by Each              -----------------------------------------------------
Reporting Person           (6) Shared Voting
with                           Power                 0

                           -----------------------------------------------------
                           (7) Sole Dispositive Power

                                                     0
                           -----------------------------------------------------
                           (8) Shared Dispositive
                               Power                 0

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially
         Owned by Each Reporting Person              0

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount
         in Row (9) Excludes Certain
         Shares                                      [ ]

--------------------------------------------------------------------------------
11.      Percent of Class Represented
         By Amount in Row 9                          0%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                    CO

--------------------------------------------------------------------------------

                               Page 4 of 8 Pages.

Item 1(a) Name of Issuer:

                  Carnegie Group, Inc.   (the "Issuer")

Item 1(b) Address of Issuer's Principal Executive Offices:

                  Five PPG Place
                  Pittsburgh, PA  15222

Item 2(a) Name of Person Filing:

                         (i)        Transcomm Data Systems, Inc., a
                                    Pennsylvania Corporation ("TDS");

                        (ii) Generale de Service Informatique (USA) Incorporated, a Delaware corporation ("GSI") which controls TDS; and

                       (iii) Automatic Data Processing, Inc., a Delaware corporation ("ADP") which indirectly controls GSI (all such persons in (i) through (iii) being hereinafter referred to as the "Reporting Persons").

Item 2(b) Address of Principal Business Office:

                  The address of the principal business office of ADP is One ADP Boulevard, Roseland, NJ 07068.

                  The address of the principal business office of TDS and GSI is 1380 Old Freeport Road, Pittsburgh, PA 15238.

Item 2(c) Citizenship:

                  See Item 4 of the cover pages attached hereto.

Item 2(d) Title of Class of Securities:

                  Common Stock, $.01 par value (the "Common Stock")

Item 2(e) CUSIP Number:

                  143497 10 5


                               Page 5 of 8 Pages.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  (a) ( )  Broker or Dealer registered under
                           Section 15 of the Act

                  (b) ( )  Bank as defined in Section 3(a)(6) of the Act

                  (c) ( ) Insurance Company as defined in Section 3(a)(19) of the Act

                  (d) ( )  Investment Company registered under
                           Section 8 of the Investment Company Act

                  (e) ( )  Investment Adviser registered under
                           Section 203 of the Investment Advisers
                           Act of 1940

                  (f) ( )  Employee Benefit Plan, Pension Fund
                           which is subject to the provisions of
                           the Employee Retirement Income Security
                           Act of 1974 or Endowment Fund; see
                           ss. 140.13d-1(b)(1)(ii)(F)

                  (g) ( ) Parent Holding Company, in accordance with ss. 240.13d-1(b)(ii)(G)

                  (h) ( )  Group, in accordance with ss.
                           240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership:

                  As of December 31, 1997, the Reporting Persons owned no shares of Common Stock. See Items 5 through 11 of the cover pages attached hereto.

Item 5.  Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

                  Not applicable.


                               Page 6 of 8 Pages.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group:

                  Not applicable.

Item 9.  Notice of Dissolution of Group:

                  Not applicable.

Item 10. Certification:

                  Not applicable.


                              Page 7 of 8 Pages.

                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.



Date: February 4, 1998


                                            AUTOMATIC DATA PROCESSING, INC.

                                            By: /s/ James B. Benson
                                                --------------------------------
                                            Name:   James B. Benson
                                            Title:  Corporate Vice President


                                            GENERALE DE SERVICE INFORMATIQUE
                                            (USA) INCORPORATED

                                            By: /s/ James B. Benson
                                                --------------------------------
                                            Name:   James B. Benson
                                            Title:  President


                                            TRANSCOMM DATA SYSTEMS, INC.

                                            By: /s/ James B. Benson
                                                --------------------------------
                                            Name:   James B. Benson
                                            Title:  President


                               Page 8 of 8 Pages.